December 23, 2011

VIA EDGAR (Correspondence Filing)

Mr. Bo Howell U.S. Securities & Exchange Commission 100 F Street, N.E. Washington, DC 20549

RE:

Mutual Fund Series Trust (f/k/a Catalyst Funds) (the “Registrant”)

Post-Effective Amendment No. 63

File Nos. 333-132541; 811-21872

Dear Mr. Howell:

On behalf of the Registrant, this letter responds to the comments that you provided to Michael Barolsky with respect to Post-Effective Amendment No. 63 to the Registrant’s Registration Statement (the “Amendment”) and the Vista Capital Appreciation Fund, a series of the Registrant (the “Fund”). Your comments are set forth below and each is followed by the Registrant’s response.

Comment 1. Please include the Fund’s ticker symbols in the revised prospectus. Response: The Fund’s ticker symbols have been included in the revised prospectus.

Comment 2.

Please explain why the Fund’s operating expenses in the fee table do not correspond to the Predecessor Fund’s expenses in its statement of operations.  Please also revise footnote 2 to the fee table to note that the expenses have been restated, rather than estimated.

Response:   The Fund’s operating expenses do not correspond to the Predecessor Fund’s expenses because the Fund has different servicing arrangements in place.  Consequently, the Fund’s operating expenses have been restated to reflect the new servicing arrangements and their expenses.  Footnote 2 has been revised to read as follows:

[2] Because the Fund and the Predecessor Fund have different service providers and pay different amounts for those services, the expense information in the table has been restated to reflect current fees and expenses of the Fund.

Comment 3.

Please confirm that the expense limitation agreement for the Fund will be filed as an exhibit to the next post-effective amendment.

Response:   The Registrant has confirmed to us that the expense limitation agreement for the Fund will be filed as an exhibit to the next post-effective amendment

Comment 4.

With respect to the Fund’s “Principal Risks of Investing in the Fund”, please confirm that the Prospectus will be supplemented with appropriate industry-specific disclosures in the future at any time the Fund invests a substantial amount of its assets in the securities of issuers in a particular industry or group of related industries.

Response:   The Registrant has confirmed to us that it will supplement the prospectus with appropriate industry-specific disclosures at any time the Fund invests a substantial amount of its assets in the securities of issuers in a particular industry or group of related industries.

Comment 5.

Please note that the performance table for the Fund was not included in the filing.  Please confirm that it will be included in the revised Prospectus.

Response:   The Registrant has confirmed to us that the performance table will be included in the revised Prospectus.

Comment 6.

The last and penultimate paragraphs under “Principal Investment Strategies of the Fund” (Item 9) are substantially similar but conflict in certain regards.  Please revise and consolidate them.

Response:   The paragraphs referenced below have been revised to read as follows:

The Fund intends to invest primarily in equity securities. However, if the Fund’s Sub-Advisor believes that investment opportunities that meet the Fund’s investment criteria are not currently available, or are not available at a reasonable price, the Fund may take temporary defensive positions that are inconsistent with its principal investment strategies, in attempting to respond to adverse market, economic, political or other conditions. In such instances, the Fund may hold up to 100% of its assets in cash; short-term U.S. government securities and government agency securities; investment grade money market instruments; other investment companies, including money market funds and exchange-traded funds that invest in bonds or equity securities that are not consistent with the Fund’s principal strategies; investment grade fixed income securities; repurchase agreements; commercial paper and cash equivalents. The Fund also may invest in the securities described above between the time that an investment is made in the Fund, and the time that the Fund invests the proceeds in equity securities or at any time to maintain liquidity, pending selection of investments by the Sub-Advisor or.. By keeping cash on hand, the Fund may be able to meet shareholder redemptions without selling stocks and realizing gains and losses. To the extent that the Fund makes these investments, it may not achieve its objective of capital appreciation and its returns will not correlate with those of the equity markets. In addition, when the Fund invests in money market funds, it will incur additional expenses and will be subject to additional risks that are discussed in more detail below.

Comment 7.

In the section of the Prospectuses regarding “Market Timing”, please elaborate on the details of the Market Timing policies that have been adopted by the Funds.

Response:   The following sentences have been added to the above-referenced section:

The Fund may reject purchase orders or temporarily or permanently revoke exchange privileges if the Fund reasonably believes that an investor is engaged in market timing activities.   Additionally, to prevent disruption in the management of the Fund, excessive exchange activity is limited.  An investor’s exchange privilege will be revoked if the exchange activity is considered excessive.  The Fund may accept exchanges that would otherwise be considered excessive if it believes that granting such exceptions is in the best interest of the Fund and is not part of a market timing strategy.

Comment 8.

Please note that the financial highlights for the Fund did not appear in the filing.  Please confirm that they will be included in the revised prospectus filing.

Response:   The Registrant has confirmed to us that the financial highlights will be included in the revised prospectus filing.  The highlights were inadvertently omitted by the Fund’s EDGAR filing provider.

Comment 9.

In the Fund’s SAI, the fundamental investment restriction regarding concentration states that the Fund considers consumer finance companies and industrial finance companies as separate industries.  Please explain why the Fund believes that they are separate industries.

Response:   The Registrant believes that distinguishing between consumer and industrial finance companies is a reasonable position because the two industries are subject to materially different risks given the difference in the economic factors affecting their customers and the nature, complexity, and sophistication of the products used with each set of customers.   Additionally, the disclosure regarding the treatment of  consumer finance companies and industrial finance companies as separate industries is currently part of the Predecessor Fund’s Registration Statement, and consequently, shareholders of the Predecessor Fund will not be expecting a change to the Fund’s fundamental investment restrictions.

Comment 10.

In the Fund’s SAI, the first paragraph under “Proxy Voting Policies” refers to the Private Equity Fund.  Please revise to refer to the Fund.

Response:  The above-referenced sentence has been corrected as requested.

*          *          *

The Registrant has authorized us to convey to you that the Registrant acknowledges:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact Michael Barolsky at (513) 352-6672 or JoAnn Strasser at  (614) 469-3265.

Sincerely,

/s/ Thompson Hine LLP

Thompson Hine LLP

836809.1